SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2 /*/

Neah Power Systems, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

63948P107
(CUSIP Number)

Robert T. Roever Capitoline Ventures II, LLC 570 Lexington Avenue, 22nd Floor New York, NY 10022 (212) 354-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 63948P107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Capitoline Ventures II, LLC (EIN # 26-3550908 )
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 3,108,986
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,108,986
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,108,986
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON OO

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Capitoline Ventures II, LLC, a New York limited liability company (the “Reporting Person”).

Except as amended hereby, the original Schedule 13D filed by the Reporting Person on May 3, 2010 as amended on May 21, 2010 by Amendment No. 1 (the “13D”), remains in full force and effect and shall be read together with this Amendment. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item No. 5 is amended by replacing sections (a) and (b) thereof in their entirety with the following:

(a)  The Reporting Person beneficially owns 3,108,986 shares of Common Stock of the Issuer.  Based on a total of 63,651,092 outstanding shares of Common Stock of the Issuer (based on information provided by the Issuer) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person represent approximately 4.9% of the Issuer’s Common Stock.

(b)  The Reporting Person has sole voting power and sole dispositive power with respect to the 3,108,986 shares of Common Stock of the Issuer beneficially owned by it.

Item No. 5 is further amended by supplementing section (c) thereof with the following:

(c)

On June 1, 2010, the Reporting Person sold 24,300 shares of Common Stock in open market sales at an average price of $0.115 per share.

On June 2, 2010, the Reporting Person sold 12,500 shares of Common Stock in open market sales at an average price of $0.098 per share.

On June 3, 2010, the Reporting Person sold 25,000 shares of Common Stock in an open market sale at a price of $0.095 per share.

On June 7, 2010, the Reporting Person sold 15,300 shares of Common Stock in open market sales at an average price of $0.089 per share.

On June 10, 2010, the Reporting Person sold 91,500 shares of Common Stock in an open market sale at a price of $0.085 per share.

On June 14, 2010, the Reporting Person sold 74,000 shares of Common Stock in an open market sale at a price of $0.078 per share.

On June 15, 2010, the Reporting Person sold 237,570 shares of Common Stock in open market sales at an average price of $0.074 per share.

On June 16, 2010, the Reporting Person sold 300,000 shares of Common Stock in an open market sale at a price of $0.047 per share.

On June 18, 2010, the Reporting Person sold 19,700 shares of Common Stock in open market sales at an average price of $0.09 per share.

On June 30, 2010, the Reporting Person sold 17,500 shares of Common Stock in open market sales at an average price of $0.08 per share.

On July 7, 2010, the Reporting Person sold 41,700 shares of Common Stock in open market sales at an average price of $0.081 per share.

On August 3, 2010, the Reporting Person sold 14,000 shares of Common Stock in open market sales at an average price of $0.07 per share.

On August 4, 2010, the Reporting Person sold 13,800 shares of Common Stock in open market sales at an average price of $0.068 per share.

On August 5, 2010, the Reporting Person sold 60,000 shares of Common Stock in open market sales at an average price of $0.09 per share.

On August 6, 2010, the Reporting Person sold 55,000 shares of Common Stock in open market sales at an average price of $0.089 per share.

On August 16, 2010, the Reporting Person sold 55,000 shares of Common Stock in open market sales at an average price of $0.072 per share.

On August 17, 2010, the Reporting Person sold 80,000 shares of Common Stock in an open market sale at a price of $0.067 per share.

On August 18, 2010, the Reporting Person sold 35,000 shares of Common Stock in an open market sale at a price of $0.063 per share.

On August 25, 2010, the Reporting Person sold 95,000 shares of Common Stock in an open market sale at a price of $0.065 per share.

On August 26, 2010, the Reporting Person sold 76,000 shares of Common Stock in an open market sale at a price of $0.058 per share.

On August 31, 2010, the Reporting Person sold 64,000 shares of Common Stock in an open market sale at a price of $0.068 per share.

On September 17, 2010, the Reporting Person sold 105,000 shares of Common Stock in an open market sale at a price of $0.061 per share.

On September 27, 2010, the Reporting Person sold 37,150 shares of Common Stock in an open market sale at a price of $0.06 per share.

On September 29, 2010, the Reporting Person sold 12,000 shares of Common Stock in an open market sale at a price of $0.06 per share.

On September 30, 2010, the Reporting Person sold 25,000 shares of Common Stock in an open market sale at a price of $0.06 per share.

On October 15, 2010, the Reporting Person sold 45,000 shares of Common Stock in an open market sale at a price of $0.038 per share.

On October 21, 2010, the Reporting Person foreclosed on and took ownership of 1,600,000 shares of Common Stock previously pledged to it as partial security for the repayment of Promissory Notes previously purchased from the Issuer by the Reporting Person.

On October 22, 2010, the Reporting Person sold 94,000 shares of Common Stock in an open market sale at a price of $0.045 per share.

On October 25, 2010, the Reporting Person sold 75,000 shares of Common Stock in an open market sale at a price of $0.034 per share.

On November 5, 2010, the Reporting Person sold 203,000 shares of Common Stock in an open market sale at a price of $0.03 per share.

On November 12, 2010, the Reporting Person sold 70,000 shares of Common Stock in an open market sale at a price of $0.03 per share.

On November 17, 2010, the Reporting Person sold 122,000 shares of Common Stock in an open market sale at a price of $0.025 per share.

On November 19, 2010, the Reporting Person sold 180,000 shares of Common Stock in an open market sale at a price of $0.025 per share.

On November 29, 2010, the Reporting Person sold 110,000 shares of Common Stock in an open market sale at a price of $0.023 per share.

Item No. 5 is further amended by inserting the following section (e) therein:

(e) On November 29, 2010, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2010

CAPITOLINE VENTURES II, LLC

By:	/s/ Robert T. Roever
Robert T. Roever, Manager